# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Ryca International, Inc.
8300 McConnell Ave.
Los Angeles, CA 90045
https://www.rycainc.com/

Up to $617,998.50 in Class B Common Stock at $3.50
Minimum Target Amount: $14,997.50

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

## Company:

Company: Ryca International, Inc.
Address: 8300 McConnell Ave., Los Angeles, CA 90045
State of Incorporation: DE
Date Incorporated: March 22, 2007

## Terms:

Equity

Offering Minimum: $14,997.50 | 4,285 shares of Class B Common Stock
Offering Maximum: $617,998.50 | 176,571 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $3.50
Minimum Investment Amount (per investor): $497.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Amount Based Perks

Tier 1 Perk: Invest $1,000+ and receive Free Encompass Brush

Tier 2 Perk: Invest $5,000+ and receive 2 Free Encompass Brush

Tier 3 Perk: Invest $10,000+ and receive 3 Free Encompass Brushes* + 5% bonus shares

Tier 4 Perk: Invest $20,000+ and receive Family Pack of Free Encompass Brushes* (up to 5) + 7% bonus shares

Tier 5 Perk: Invest $50,000+ and receive Family Pack of Free Encompass Brushes* (up to 5) + 10% bonus shares

*Encompass Brushes to be delivered once available

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Ryca International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $350. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the Amount Based Perks. Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

## The Company and its Business

Company Overview

Overview

Ryca International, Inc. was incorporated on March 22, 2007, in the State of Delaware. Ryca International, Inc. is a pre-revenue, pre-market dental innovation company focused on revolutionizing oral care through cutting-edge technology. Our flagship product, the Encompass toothbrush, provides a comprehensive clean in just 30 seconds, addressing the widespread issue of improper brushing techniques. Developed by the former Director of Engineering at Sonicare, Encompass uses patented technology to deliver a dentist-level clean, making it one of the most efficient and effective toothbrushes available. As we expand into areas such as teeth whitening, light therapy, and disease detection, Ryca is poised to become a leader in the future of oral health.

IP

RYCA has three issued patents and several pending patent applications. The issued patents include a Dental Cleaning Device (Patent No. 20100062397) with Application No. 12/555,662 and PCT/US2009/056255, filed in the US in 2013. Additionally, two Powered Dental Cleaning Devices have been issued with Patent Nos. 20230413987 (Application No. 18/037,311, PCT/US2021/060203) and 20230413986 (Application No. 18/037,310, PCT/US2021/060208), filed in 2021, covering multiple countries including the US, EPO, Australia, and China.

For joint inventions with Philips, RYCA has filed four patent applications focused on innovations in dental arch and mouthpiece design, all with effective filing dates of December 20, 2023. These include:

1. Molar Width Flex Beams (Application No. 63/612,778)

2. Mouthpiece Channel Width Optimization (Application No. 63/612,830)

3. Mouthpiece Arch Length Optimization (Application No. 63/612,858)

4. J-Shaped Dental Arch with Arch Hinges for Arch Straightening and Jaw Conformity (Application No. 63/612,884)

RYCA is also in the process of applying for other patents.

## Competitors and Industry

Industry

Ryca International operates within the highly competitive global oral care market, which is projected to reach $60.14 billion by 2028.

Competitors

Our primary competitors include traditional toothbrush brands such as Oral-B and Philips Sonicare, which dominate the electric toothbrush segment but rely on user technique for effectiveness. Additionally, emerging "mouthpiece" toothbrushes like AutoBrush and Y-Brush offer hands-free cleaning but often fall short in delivering a comprehensive clean. Ryca differentiates itself with the Encompass toothbrush, which uses patented technology to ensure an effective, full-mouth clean in just 30 seconds, setting a new standard in oral care.

## Current Stage and Roadmap

Current Stage

Ryca International is currently in the advanced stages of product development, with our flagship Encompass toothbrush having completed initial testing and validation. We are in the process of finalizing the integration of our patented technology and preparing for mass production.

Future Roadmap

Looking ahead, our future roadmap includes launching the Encompass toothbrush to the market, followed by the development of additional products such as a kids' version, teeth whitening solutions, and light therapy devices. We also plan to expand into disease detection technologies, positioning Ryca as a leader in comprehensive oral health care.

# The Team

Officers and Directors

Name: Ryan Taylor Schwartz

Ryan Taylor Schwartz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member and principal accounting officer
  Dates of Service: March, 2007 - Present
  Responsibilities: Ryan Schwartz is the CEO and Co-Founder of RYCA, International, Inc. Salary: $315,000

Other business experience in the past three years:

- Employer: Trustfall Films
  Title: Co-Founder/President
  Dates of Service: January, 2012 - Present
  Responsibilities: Trustfall Films is a Los Angeles based production company focused on character driven feature length films. Our first feature, Summer of 8, written and directed by Ryan Schwartz, was released by FilmBuff and MGM/Orion in 2016 and is currently available on all VOD platforms. We are currently in post-production on three feature length documentaries, and Ryan is currently attached to direct 40 Watts, based on Sue Carpenter's pirate radio memior, "40 Watts from Nowhere," and Wanderlove, based on Kirsten Hubbard's critically acclaimed YA Novel.

Name: Cary Michael Schwartz

Cary Michael Schwartz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, Director, Chair of Dental Advisory Board
  Dates of Service: March, 2007 - Present
  Responsibilities: Cary Schwartz is Co-Founder, Director, and Chair of Dental Advisory Board. No Salary.

Name: Summer Lynn Harriff

Summer Lynn Harriff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO and Board Secretary
  Dates of Service: February, 2008 - Present
  Responsibilities: I oversee Operations, Regulatory and Clinical Affairs, and Quality Management. Salary: $325,000

Other business experience in the past three years:

- Employer: EZ Labs, LLC
  Title: Consultant
  Dates of Service: February, 2020 - Present
  Responsibilities: I assist them with HR related questions on an as needed basis

Other business experience in the past three years:

- Employer: Orthopedic Wellness Labs
  Title: Advisor
  Dates of Service: March, 2021 - Present
  Responsibilities: I am a business advisor to the company

Other business experience in the past three years:

- Employer: Life Sciences Consulting Group, LLC
  Title: Managing Director
  Dates of Service: January, 2020 - Present
  Responsibilities: I do a little consulting now and again to inventors needing help to bring their ideas to market

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Common Stock in the amount of up to 618K in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise

additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to

manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products

than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

## We are an early stage company and have not yet generated any profits

Ryca International, Inc was formed in 2007. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ryca International has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

## We are an early stage company and have limited revenue and operating history

gThe Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

## We are an early stage company operating in a new and highly competitive industry

gThe Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

## Intense Market Competition

gThe market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

## Vulnerability to Economic Conditions

gt9Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

## Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

## We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

## We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

## Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

## The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

## The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

## Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

## We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

## The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

## Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

## Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Ryan Schwartz | 2,089,131 | Class A Common Stock | 30.4795% |
| Cary Schwartz | 1,436,275 | Class A Common Stock | 20.8711% |

## The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, Convertible Note, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 176,571 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,000,000 with a total of 6,528,771 outstanding.

Voting Rights

one vote per share

Material Rights

The amount of Class A Common Stock outstanding includes 950,640 shares to be issued to stock options outstanding.

Class A Common Stock.

The Class ACommon Stock shall be entitled to vote as a single class on all matters (including the election of directors) that are submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall eb entitled ot one (1) voet for each share of Class ACommon Stock held as of hte applicable date on any matter that is submitted to avote or for the consent of the stockholders of the Corporation.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,335,245 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock.

Except as otherwise required by applicable law, the Class B Common Stock shall be non-voting shares and shall not be entitled to vote on any matter. With respect to any matter on which the holders of Class B Common Stock are required to be entitled to vote under applicable law, each holder Class B Common Stock shall be entitled ot one (1) vote for each share of Class B Common Stock held as of the applicable date.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $5,103,900.00
Maturity Date: August 06, 2025
Interest Rate: 5.0%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $350,000.00
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Maturity date is on demand

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,250,000.00
Interest Rate: 8.0%
Discount Rate: 20.0%
Valuation Cap: $50,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

Maturity date is on demand

## What it means to be a minority holder

As a minority holder of Class B Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The Company currently has $7,573,010.95 in Convertible Notes (including interest) outstanding. The Company anticipates that a portion of these notes will convert in the near future. The shares that will become outstanding as a result of these note conversions are not taken into account in the current share price. The conversion of these notes will result in immediate dilution for all shareholders of the Company.

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class B Common Stock
  Type of security sold: Equity
  Final amount sold: $942,913.00
  Number of Securities Sold: 664,755
  Use of proceeds: Research and Development / IP
  Date: April 30, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $5,100,000.00
  Use of proceeds: Research &amp; Development / IP / Bench &amp; User Studies
  Date: August 06, 2021
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $350,000.00
  Use of proceeds: Research and Development / IP
  Date: October 15, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $1,250,000.00
  Use of proceeds: Research and development / IP / Bench and User Studies/Industrial Design
  Date: January 15, 2024
  Offering exemption relied upon: Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

## Results of Operations

How long can the business operate without revenue:

We expect to operate the business at normal operation for a period of 16 months without generating any revenue.

Foreseeable major expenses based on projections:

Major expenses will be research and development, manufacturing, quality/regulatory, clinical trials, inventory, sales &amp; marketing, and general operating expenses.

Future operational challenges:

If Encompass volumes exceed predicted forecasts, immediate operational expansion may be required. We have made provisions for this to ensure we can scale without unduly interrupting business operations. Also, our product requires unique expertise which can make recruitment a challenge. As a result, we have planned for outsourcing to help our core team with critical components, to prevent delays/protect timelines from slipping.

Future challenges related to capital resources:

We will require additional capital resources beyond this raise to operate as planned and bring Encompass to market as projected. We may require excess capital to fund additional tooling, machinery, and/or facilities in the event product orders largely exceed the predicted forecast.

Future milestones and events:

We are currently in discussions for an in-kind investment of ~$6M to be applied to manufacturing/tooling. We also anticipate an additional Reg CF and/or Reg A raise, and are applying for grants. We believe completing tooling for mass production, clinical trials, building inventory, pre-orders, and launching our product will significantly impact the Company.

## Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 2024, the Company has capital resources available in the form of $$433,599 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support research and development and operating expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 55% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 2 months without additional revenue. This estimate is based on a current monthly burn rate of $225,600, allocated as 68% research and development and 32% operating expenses. The short runway in this scenario reflects the minimal capital raised and the immediate need for additional funding or revenue generation to sustain operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $618,000, we anticipate the Company will be able to operate for 4 months without additional revenue. This estimate is also based on a projected monthly burn rate of $225,600, with 68% allocated to research and development and 32% to operating expenses. Again, the short runway here reflects the absence of additional revenue, requiring the Company to seek further funding or generate revenue within this period.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including an in-kind investment of ~$6M towards manufacturing/tooling, future capital raises (Reg CF, Reg A, VC), and grants.

## Indebtedness

- Creditor: Convertible Note
  Amount Owed: $5,103,900.00
  Interest Rate: 5.0%
  Maturity Date: August 06, 2025

- Creditor: Convertible Note
  Amount Owed: $350,000.00
  Interest Rate: 8.0%
  Maturity date is on demand

- Creditor: Convertible Note
  Amount Owed: $1,250,000.00
  Interest Rate: 8.0%
  Maturity date is on demand

## Related Party Transactions

The Company has not conducted any related party transactions

## Valuation

Pre-Money Valuation: $27,524,056.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock In making this calculation, we have assumed all outstanding options are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $7,573,010.95 in Convertible Notes (including interest) outstanding. Please refer to the Company Securities and Dilution sections of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

## Use of Proceeds

If we raise the Target Offering Amount of $14,997.50 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $617,998.50, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  62.0%
  We will use 68% of the funds raised for engineering, product development, testing, and tooling.

- Working Capital
  31.5%
  We will use 32% of the funds for working capital to cover legal/intellectual property, software, and ongoing day-to-day operations of the Company, including hiring key sales &amp; marketing and finance personnel. Wages to be commensurate with training, experience and position.

- StartEngine Reg CF Marketing
  1.0%
  We will use 1% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rycainc.com/ (https://www.rycainc.com/annual- reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/ryca-international

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Ryca International, Inc.

[See attached]

# RYCA INTERNATIONAL, INC.

## REVIEWED FINANCIAL STATEMENTS
## YEARS ENDED DECEMBER 31, 2023 AND 2022
### *(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)



## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Ryca International, Inc.
Los Angeles, California

We have reviewed the accompanying financial statements of Ryca International, Inc. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' deficit, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

August 22, 2024
Los Angeles, California

**RYCA INTERNATIONAL, INC.**
**BALANCE SHEETS**
**(UNAUDITED)**

| As of December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **ASSETS** | | |
| **Current Assets:** | | |
| Cash & Cash Equivalents | $ 429,108 | $ 1,990,337 |
| Prepaids and Other Current Assets | 20,344 | 13,929 |
| **Total Current Assets** | **449,452** | **2,004,266** |
| | | |
| Property and Equipment, net | 27,030 | - |
| Security Deposit | 2,000 | 2,000 |
| **Total Assets** | **$ 478,482** | **$ 2,006,266** |
| | | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Current Liabilities:** | | |
| Accounts Payable | $ 1,116 | $ 803 |
| Credit Cards | 6,889 | 8,691 |
| Current Portion of Convertible Notes | 350,000 | 960,205 |
| Accrued Interest on Convertible Notes | 517,000 | 124,318 |
| Deferred Revenue | 374,720 | 378,300 |
| Other Current Liabilities | 29,071 | 31,770 |
| **Total Current Liabilities** | **1,278,796** | **1,504,086** |
| | | |
| Simple Agreement for Future Equity | - | 217,053 |
| Convertible note, net of current portion | 5,100,000 | 5,100,000 |
| **Total Liabilities** | **6,378,796** | **6,821,139** |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock - Class A | 558 | 558 |
| Common Stock - Class B | 134 | 1 |
| Additional Paid in Capital | 1,599,429 | 149,316 |
| Accumulated Deficit | (7,500,433) | (4,964,747) |
| **Total Stockholders' Equity** | **(5,900,313)** | **(4,814,873)** |
| **Total Liabilities and Stockholders' Equity** | **$ 478,482** | **$ 2,006,266** |

*See accompanying notes to financial statements.*

**RYCA INTERNATIONAL, INC.**
**STATEMENTS OF OPERATIONS**
**(UNAUDITED)**

| **For the Year Ended December 31,** | **2023** | **2022** |
|---|---|---|
| (USD $ in Dollars) | | |
| Net Revenue | $ - | $ - |
| Cost of Goods Sold | - | - |
| **Gross Profit/ (Loss)** | **-** | **-** |
| | | |
| **Operating Expenses** | | |
| General and Administrative | 1,986,599 | 1,956,337 |
| Research and Development | 44,765 | 127,082 |
| Selling and Marketing | - | - |
| **Total Operating Expenses** | **2,031,364** | **2,083,419** |
| **Net Operating Loss** | **(2,031,364)** | **(2,083,419)** |
| | | |
| Interest Expense | 543,925 | 49,899 |
| Other Loss/(Income) | (39,602) | 37,110 |
| **Loss Before Provision for Income Taxes** | **(2,535,687)** | **(2,170,427)** |
| Provision/(Benefit) for Income Taxes | - | - |
| **Net Loss** | **$ (2,535,687)** | **$ (2,170,427)** |

*See accompanying notes to financial statements.*

**RYCA INTERNATIONAL, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT**
**(UNAUDITED)**

| | Common Stock - Class A | | Common Stock - Class B | | Additional Paid | Accumulated | Total Stockholders' |
|---|---|---|---|---|---|---|---|
| **(USD $ in Dollars)** | **Shares** | **Amount** | **Shares** | **Amount** | **In Capital** | **Deficit** | **Equity** |
| **Balance—December 31, 2021** | **5,578,131** | **$ 558** | **5,489** | **$ 1** | **$ 149,316** | **$ (2,794,319)** | **$ (2,644,445)** |
| Issuance of Common Stock | - | - | - | - | - | - | - |
| Share-Based Compensation | - | - | - | - | - | - | - |
| Net Loss | - | - | - | - | - | (2,170,427) | (2,170,427) |
| **Balance—December 31, 2022** | **5,578,131** | **$ 558** | **5,489** | **$ 1** | **$ 149,316** | **$ (4,964,747)** | **$ (4,814,873)** |
| Issuance of Common Stock, conversion of Debt | - | - | 1,002,738 | 100 | 1,214,789 | - | 1,214,889 |
| Issuance of Common Stock, conversion of SAFE | - | - | 327,018 | 33 | 217,020 | - | 217,053 |
| Share-Based Compensation | - | - | - | - | 18,304 | - | 18,304 |
| Net Loss | - | - | - | - | - | (2,535,687) | (2,535,687) |
| **Balance—December 31, 2023** | **5,578,131** | **$ 558** | **1,335,245** | **$ 134** | **$ 1,599,429** | **$ (7,500,433)** | **$ (5,900,313)** |

*See accompanying notes to financial statements.*

**RYCA INTERNATIONAL, INC.**
**STATEMENTS OF CASH FLOWS**
**(UNAUDITED)**

| For the Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| (USD $ in Dollars) | | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | | |
| Net Loss | $ (2,535,687) | $ (2,170,427) |
| *Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities* | | |
| Depreciation of Property | 772 | - |
| Share-Based Compensation | 18,304 | - |
| Accrued Interest on Convertible Notes | 560,650 | 49,859 |
| Amortization of Debt Issuance Costs | - | 119,236 |
| Changes in Operating Assets and Liabilities: | | |
| Prepaids and Other Current Assets | (6,415) | 48,714 |
| Accounts Payable | 313 | (13,981) |
| Deferred Revenue | (3,579) | (9,526) |
| Credit Cards | (1,803) | 6,503 |
| Other Current Liabilities | (2,699) | 1,840 |
| **Net Cash Used In Operating Activities** | **(1,970,143)** | **(1,967,784)** |
| | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | |
| Purchases of Property and Equipment | (27,803) | - |
| **Net Cash Used in Investing Activities** | **(27,803)** | **-** |
| | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | |
| Proceeds from Issuance of Stock | | - |
| Borrowing on Convertible Notes | 350,000 | (86,717) |
| **Net Cash Provided by Financing Activities** | **350,000** | **(86,717)** |
| | | |
| **Change in Cash & Cash Equivalents** | **(1,647,946)** | **(2,054,501)** |
| Cash & Cash Equivalents —Beginning of The Year | 1,990,337 | 4,044,838 |
| **Cash & Cash Equivalents—End of The Year** | **$ 342,392** | **$ 1,990,337** |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During the Year for Interest | $ 543,925 | $ 49,899 |
| **OTHER NON CASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | |
| Issuance of Equity in Return for Note | 1,431,942 | |

*See accompanying notes to financial statement*

## 1.    NATURE OF OPERATION

Ryca International, Inc. was incorporated on March 22, 2007, in the State of Delaware. The financial statements of Ryca International, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Los Angeles, California.

Ryca International, Inc. is a product-driven dental care technology company. The Company is developing dental care products. Ryca International is currently developing 'Encompass', which is an electric toothbrush. Ryca International was founded by Ryan Schwartz and Cary Schwartz in 2007 and is based in Los Angeles, California, USA. The Company is providing Encompass, a high-quality electric toothbrush which can be used for efficient, quick and optimal cleaning. Encompass is a half-mouth toothbrush which helps in reducing user error. Ryca International has been working towards the development of Encompass for more than five years and has 21 pending patent claims. The product is currently in the prototype development phase and Ryca International plans to launch the product in late 2025.

## 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash & Cash Equivalents**

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $20,510 and $1,490,337, respectively.

**Concentration of Credit Risk**

The Company is subject to concentrations of credit risks primarily from cash and cash equivalents. At various times during the years 2023 and 2022, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

**Property and Equipment**

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter. Estimated useful lives for property and equipment are as follows:

| Category | Useful Life |
| --- | --- |
| Furniture & Equipment | 3 years |

## Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

On December 31, 2023, and December 31, 2022, the outstanding balance of deferred revenue was $374,720 and $378,300, respectively. This deferred revenue represents the remaining balance of pre-orders for toothbrushes from the crowdfunding campaign that have not yet been delivered.

## Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

## Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Stock-Based Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

**Level 1** — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

**Level 2** — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

**Level 3** — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 22, 2024, which is the date the financial statements were available to be issued.

## 3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Prepaid Expenses | 20,344 | 13,929 |
| Total Prepaids and Other Current Assets | $      20,344 | $      13,929 |

Other current liabilities consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Payroll Liabilities | 29,071 | 31,770 |
| Total Other Current Liabilities | $      29,071 | $      31,770 |

## 4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Furniture & Equipment | $ 27,803 | $ - |
| Property and Equipment, at cost | 27,803 | - |
| Accumulated Depreciation | (772) | - |
| Property and Equipment, net | $ 27,030 | $ - |

Depreciation expenses for the years ended December 31, 2023, and 2022 were $772 and $0, respectively.

## 5. DEBT

### Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

| Debt Instrument Name | Principal Amount | Interest Rate | Borrowing Period | Maturity Date | As of December 2023 | | | As of December 2022 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Current Portion | Non-Current Portion | Total Indebtedness | Current Portion | Non-Current Portion | Total Indebtedness |
| Philips Oral Healthcare, LLC | $ 5,100,000 | 5.00% | 08/06/2021 | 08/06/2025 | $ - | $ 5,100,000 | $ 5,100,000 | $ - | $ 5,100,000 | $ 5,100,000 |
| Philips Oral Healthcare, LLC | 350,000 | 8.00% | 10/10/2023 | On Demand | 350,000 | - | 350,000 | - | - | - |
| Start Engine Convertible Notes | 1,046,922 | 5%/5.5% | 2020 and 2021 | Converted on 4/30/2023 | - | - | - | 1,046,922 | - | 1,046,922 |
| Convertible Notes | | | | | 350,000 | 5,100,000 | 5,450,000 | 1,046,922 | 5,100,000 | 6,146,922 |
| Debt Issuance Costs | | | | | - | - | - | - | - | - |
| Convertible Notes, net | | | | | $ 350,000 | $ 5,100,000 | $ 5,450,000 | $ 1,046,922 | $ 5,100,000 | $ 6,146,922 |

Each note will be convertible into Conversion Shares pursuant to the following events:

**1. Public Listing Conversion**

(i) SPAC Transaction: If a SPAC Transaction occurs before the Maturity Date, the Note's principal and unpaid interest convert into shares of the surviving publicly traded company at the lower of 80% of the SPAC purchase price or $50M divided by the pre-transaction share count.

(ii) IPO/Direct Listing: If an IPO or Direct Listing occurs before the Maturity Date, the Note's principal and unpaid interest convert into shares at the lower of the IPO price or $50M divided by the pre-IPO share count.

(iii) Conversion Notice: The Company will notify the Holder of the conversion details before the transaction closes. The Holder must execute transaction documents and deliver the original Note for cancellation.

**2. Financing Conversion**

(i) Qualified Financing: Prior to the Option Exercise Deadline or by Maturity Date, the Note's principal and unpaid interest convert into Senior Preferred Stock at 80% of the lowest purchase price in the Qualified Financing (minimum $5M in proceeds).

(ii) Non-Qualified Financing: After the Option Exercise Deadline and before the Maturity Date, the Note's principal and unpaid interest convert into shares at 80% of the lowest purchase price in a Non-Qualified Financing. The Company must provide at least 20 days' notice.

**3. Issuance Terms:**

Conversion into stock will follow the terms of the relevant financing, with the Holder agreeing to standard transaction documents and delivering the Note for cancellation.

**4. Board Designation:**

Post-conversion, if the Holder retains at least 75% of the converted shares, they can designate one board member until an IPO, SPAC Transaction, or Change of Control.

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

**SAFE Agreement**

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| Simple Agreement For Future Equity | Principal Amount | Borrowing Period | Valuation Cap | Discount | As of December 31, 2023 | As of December 31, 2022 |
|---|---|---|---|---|---|---|
| SAFE 2020 | $ 200,356 | Fiscal Year 2020 | Uncapped | 50% | $ - | $ 200,356 |
| Fair Value in Excess of Stated Value of Derivative Instrument | - | - | - | - | - | 16,696 |
| Total SAFE(s) | | | | | $ - | $ 217,053 |

In 2023, the SAFE converted into 327,004 shares of Common Stock-Class B.

## 6. SHARE-BASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 950,640 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

**Stock Options**

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

| | |
|---|---|
| Expected life (years) | 10.00 |
| Risk-free interest rate | 3.95% |
| Expected volatility | 75% |
| Annual dividend yield | 0% |

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | | Weighted Average Exercise | Weighted Average Contract Term |
|---|---|---|---|---|
| Outstanding at December 31, 2021 | - | | | - |
| Granted | - | | | |
| Exercised | - | | | |
| Expired/Cancelled | - | | | - |
| Outstanding at December 31, 2022 | | | | |
| Exercisable Options at December 31, 2022 | | | | |
| Granted | 950,640 | $ | 0.027 | |
| Exercised | - | | - | |
| Expired/Cancelled | - | | - | |
| Outstanding at December 31, 2023 | 950,640 | $ | 0.027 | 6.24 |
| Exercisable Options at December 31, 2023 | 908,409 | $ | 0.027 | 6.24 |

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2023 and 2022, the Company recognized stock-based compensation expense of $18,304 and $0, respectively.

## 7. EQUITY AND CAPITALIZATION

**Common Stock**

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.0001, of which 8,000,000 shares are designated "Class A Common Stock" and 2,000,000 shares are designated "Class B Common Stock".

As of December 31, 2023, and 2022, 5,578,131 shares of Class A Common Stock have been issued and were outstanding. As of December 31, 2023, and 2022, 1,335,245 and 5,489, respectively shares of Class B Common Stock have been issued and were outstanding.

**Voting Rights**

Class A Common Stock: Holders are entitled to one vote per share on all matters, including the election of directors. Class B Common Stock: Generally, holders have no voting rights, except where required by law.

**Distribution rights**

Class A Common Stock: Holders will receive dividends in the form of Class A Common Stock or rights to acquire Class A Common Stock. Class B Common Stock: Holders will receive dividends in the form of Class B Common Stock or rights to acquire Class B Common Stock.

## 8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

| For the Year Ended December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (307,410) | $ (78,750) |
| Valuation Allowance | 307,410 | 78,750 |
| Net Provision For Income Tax | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022, are as follows:

| As of December 31, | 2023 | 2022 |
|---|---|---|
| Net Operating Loss | $ (841,249) | $ (533,839) |
| Valuation Allowance | 841,249 | 533,839 |
| Total Deferred Tax Asset | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $2,819,200. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

## 9.   CONTINGENCIES AND COMMITMENTS

### Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 10. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2023.

## 11. SUBSEQUENT EVENTS

On January 15, 2024, the Company issued the Convertible Note to Philips Oral Healthcare, LLC in total amount of $1,250,000 with interest rate of 8%.

## 12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,031,364, an operating cash outflow of $1,970,143 and liquid assets in cash of $342,392, which less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF RYCA INTERNATIONAL

# Effortless Oral Care

Ryca International, Inc. is a pre-market, pre-revenue pioneering dental innovation company focused on improving lives by revolutionizing oral care with effortless, effective solutions. Our flagship product, Encompass, provides an optimal clean in just 30 seconds, addressing...

**Show more**

Get Equity



This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Imagine a better, easier clean in just 30 seconds.
We did.
encompass
RYCA
INTERNATIONAL

**$38,666.51 Raised**

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$3.50 Per Share

PREVIOUSLY CROWDFUNDED
**$1,100,933.96**

RAISED
**$38,666.51**

INVESTORS
**11**

MIN INVEST
**$497**

VALUATION
**$27.52M**

## REASONS TO INVEST



- Supported by top advisors and partners, Ryca is revolutionizing oral care with innovative, easy-to-use products, and rapidly growing its community.



- RYCA's patented ENCOMPASS toothbrush, designed by Sonicare's former Director of Engineering, aims to deliver a

dentist-level clean in just 30 seconds, giving consumers the oral care they deserve.



RYCA raised $400K on Indiegogo, over $1M in a Reg CF round, and $7.5M from an industry leader, supported by proven market interest with 100K+ YouTube views, 6K crowdfunding backers, and a 17K+ mailing list."

# TEAM



**Ryan Taylor Schwartz • Chief Executive Officer, Principal Accounting Officer, & Board Member**

Ryan is a life-long storyteller with a passion for products that enrich the lives of consumers. Previously, Ryan brought his collaborative spirit to film production as a writer/producer/director and lead a full-service interactive marketing agency ...

**Read More**





**Cary Schwartz • DDS, Co-Founder & Chairman, Dental Advisory Board**

Renowned Beverly Hills "Dentist to the Stars" with over 40 years of experience. Dr. Schwartz is regarded as a leader in cosmetic dentistry and full mouth reconstruction and continues to play a pivotal role in the development and launch of Encompass. He...

**Read More**



**Summer Harriff • Chief Operations Officer**

Summer has over 25 years of experience as a strategic member of both internal and client corporate leadership teams in the life science industry, having held positions in operations, regulatory affairs, quality, business development and human resources ...

**Read More**



Show More

THE PROBLEM & OUR SOLUTION

# Consumers Aren't Getting the Oral Care They Need

Improper brushing is a silent epidemic, with 90% of cavities and gum disease caused by incorrect technique—yet some experts estimate only 1 in 10 people clean their teeth properly[1]. Traditional toothbrushes, whether manual or electric, fail to ensure effective cleaning, leaving millions at risk for serious oral health issues[2]. Ryca's mission is to revolutionize oral care by addressing this widespread problem with innovative, user-friendly solutions that guarantee results without relying on user compliance.



Poor oral care contributes to
Heart Disease, Strokes, Diabetes, Oral Cancer
30%
of Millennials admit they only brush 1x/day
66%
of people state time constraints/busy lifestyle/laziness as reason for not having better oral care.
1 in 10
Some experts estimate only 1 in 10 people brush properly. Our goal with Encompass will be that 10 in 10 can do so with ease.

Source: Shine Dental Group, Ock Street, Delta Dental

Ryca's Encompass toothbrush will redefine the brushing experience by delivering a "dentist clean" in just 30 seconds, using patented technology that cleans half your teeth at once. Developed by the former Director of Engineering for Sonicare, Encompass stands out in a crowded market, outperforming traditional electric brands and new U-shaped brushes.

Designed by Dentists, Engineered by Experts
Developed by Sonicare's former Director of Engineering
Full Coverage Bristles
Surround all sides of the teeth
Pneumatic Pump System
Air driven system
Rechargeable Battery
Lasts for 21 days
Half-Mouth Brush Head
Adjusts to your teeth
Revolutionary Bladder
100 strokes/ second
Power Button
Auto shut-off
Ergonomic Handle
Light, comfortable





As Ryca expands into teeth whitening, light therapy, and disease detection, and with plans to launch a kids' version, the company believes it is positioning itself as a leader in the future of oral care.



## 30 Seconds to "Dentist Clean"

Instead of cleaning 1-2 teeth at a time, Encompass cleans half your teeth at once, saving valuable time.

## Adjusts To Fit Your Mouth

Flexible J-shape adjusts to each of your teeth and adheres to the ADA proper brushing techniques.





## A Proven Comfortable Brushing

Patented Air Pump System gently delivers 100 brush strokes per second, insuring a soothing, optimal cleaning.

THE PITCH

# A Brush That Embraces Who You Are

Ryca International is a cutting-edge oral care company that aims to revolutionize the way people brush their teeth. Our flagship product, the Encompass toothbrush, is designed to address the widespread problem of improper brushing techniques, which lead to serious oral health issues.



**Encompass Solves the "YOU" Problem**

Nobody's perfect so we made a toothbrush that is perfect for you

- **Patented** air pump system
- **Dentist clean** in 30 seconds
- **Eliminates** user error
- **Adjusts to fit** your mouth
- **100 strokes** per second
- **Brush head** subscription plan

*The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market*

Encompass delivers a full-mouth clean in just 30 seconds, making it one of the most efficient and effective toothbrushes on the market. With a focus on innovative technology and user-friendly design, Ryca intends to transform daily routines by addressing a critical health need.



"My whole mouth feels really clean."
User Study Participant

★★★★★

"Oh man, that 30 seconds is nice."
User Study Participant

"Feels a lot cleaner than a manual toothbrush."
User Study Participant

"Surprisingly comfortable."
User Study Participant

"I've fallen in love with the brush."
User Study Participant

"You don't have to think about anything."
User Study Participant

"Really cool to see something new and different."
User Study Participant


encompass

RYCA
INTERNATIONAL

The above testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

THE MARKET & OUR TRACTION

## Recognized by Both Dental Professionals and Independent Reviewers

Ryca is strategically aligned to make a significant impact in the rapidly growing global oral care market, which is expected to reach $60.14 billion by 2028[3]. The toothbrush segment alone is forecasted to hit $17.5 billion by 2030[4,5], with Ryca's Encompass toothbrush uniquely designed to serve both electric and manual toothbrush users, addressing a broad consumer base.

## Targeting a Sizable yet Growing Market Ready for Disruption (Projections)

**$60.14B**
Global oral care market by 2028

**$17.5B**
Global toothpaste market by 2032

**$10.25B**
Global manual toothbrush market by 2030

**$7.22B**
Global electric toothbrush market by 2030

Sources: New Mouth, Grandview Research, Fortune Business Insights, Yahoo!, Fortune Business Insights

We have built a strong intellectual property portfolio to protect our innovative dental technologies, with patents filed across multiple countries. Our patents cover a range of advancements in dental cleaning devices and mouthpiece optimization, with several more joint invention disclosures in progress.



**Proven Track Record of Success & Market Validation**

**17K+**
Mailing List

**100K+**
Views on YouTube

**1.2K**
Followers on Facebook

**2.6K+**
Followers on Instagram

**6K** Backers on crowdfunding platforms

*The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market*

Our traction to date includes raising over $400,000 in pre-orders within 60 days through an Indiegogo campaign and securing over $1 million in an oversubscribed Reg CF round on StartEngine in under 11 weeks. Additionally, we have secured $7.5 million from a leading industry partner, further highlighting the strong interest in our patented technology. Our product has also garnered significant media attention, generating $800,000 in earned media, and has been validated through endorsements from dental professionals and successful independent reviews.



**Encompass is positioned to be *THE* trusted solution consumers can rely on.**

**Proven Effective: Bench and Simulation Test**

- 3x better cleaning than a manual brush -- in just 30 seconds

**Highly Accepted: User Research Studies**

- > 80% agreed/strongly agreed Encompass is comfortable and effective

**Dental Professional Endorsed**

- Impressed with the technical design, coverage, comfort, and results

- Appreciate that each tooth is cleaned up to 8x longer in 1/4th the time

*The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market*

WHY INVEST

# Because Everyone Deserves Better Oral Care

Join Ryca in setting a new standard in oral care. With a focus on precision, innovation, and effortless design, we believe that Encompass is the toothbrush that adapts to consumers, not the other way around. As we gear up to disrupt the billion-dollar toothbrush market, your investment could help drive this transformation, further positioning Ryca as the future of oral health.



*The above is a rendering of a future product. Images are computer-generated demo versions. Product is still currently under development and is not yet available on the market*

**Be a part of the revolution—invest in Ryca today and help us redefine what's possible in daily self-care.**

# ABOUT

HEADQUARTERS

**8300 McConnell Ave.
Los Angeles, CA 90045**

WEBSITE

**View Site** ↗

Ryca International, Inc. is a pre-market, pre-revenue pioneering dental innovation company focused on improving lives by revolutionizing oral care with effortless, effective solutions. Our flagship product, Encompass, provides an optimal clean in just 30 seconds, addressing improper brushing techniques and improving oral health.

# TERMS
Ryca International

Overview

PRICE PER SHARE
**$3.50**

VALUATION
**$27.52M**

DEADLINE ⓘ
**Dec. 5, 2024 at 7:59 AM UTC**

FUNDING GOAL ⓘ
**$15k - $618k**

## Breakdown

MIN INVESTMENT ⓘ
**$497**

OFFERING TYPE
**Equity**

MAX INVESTMENT ⓘ
**$617,995**

ASSET TYPE
**Common Stock**

MIN NUMBER OF SHARES OFFERED
**4,285**

SHARES OFFERED
**Class B Common Stock**

MAX NUMBER OF SHARES OFFERED
**176,571**

*Maximum Number of Shares Offered subject to adjustment for bonus shares*

| | |
|---|---|
| SEC Recent Filing | → |
| Offering Circular | → |
| Offering Memorandum | → |
| Financials | ⌄ |
| Risks | ⌄ |

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

**Amount Based Perks**

Tier 1 Perk: Invest $1,000+ and receive Free Encompass Brush

Tier 2 Perk: Invest $5,000+ and receive 2 Free Encompass Brush

Tier 3 Perk: Invest $10,000+ and receive 3 Free Encompass Brushes* + 5% bonus shares

Tier 4 Perk: Invest $20,000+ and receive Family Pack of Free Encompass Brushes* (up to 5) + 7% bonus shares

Tier 5 Perk: Invest $50,000+ and receive Family Pack of Free Encompass Brushes* (up to 5) + 10% bonus shares

*Encompass Brushes to be delivered once available*

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

**The 10% StartEngine Venture Club Bonus**

Ryca International, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $3.50 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $350. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the Amount Based Perks. Eligible investors will also receive the Venture Club bonus in addition to the aforementioned bonus.

*Irregular Use of Proceeds*
*The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.*

# ALL UPDATES

09.16.24

## A Warm Welcome from Our CEO



To our existing backers, and to anyone considering joining our growing community — from all of us at RYCA — we thank you and we welcome you.

Our CEO, Ryan shares a few words in the video above. **Let's keep this conversation going and growing!!!**

**REASONS TO INVEST NOW**

- **GIANT MARKET NEED** - Today's brushes still require long and tedious routines most of us don't follow — which means we aren't getting the oral care we need.
- **THE RIGHT SOLUTION** - Encompass is the first true 30-second solution consumers can rely on and dental professionals can endorse.
- **EXPERIENCED LEADERSHIP** - RYCA's team has brought many products to market and is ready to make Encompass the new gold standard in oral care.
- **MASSIVE MARKET** - Our innovative product road map will allow us to participant in the entire $60B MARKET (by 2028)
- **TRACTION AND MOMENTUM** – RYCA has raised over $9 million, including a major investment from an industry leader.

Warm regards,

Ryan and the entire RYCA team

09.11.24

# TWO NEW RYCA PATENTS


United States of America
The Director
Patent
United States of America
The Director
Patent
Director of the United States Patent and Trademark Office

Strong IP is critical to protecting our innovations.

We proudly received two new patents strengthening our picket fence around our revolutionary, 30-second Encompass Toothbrush.

**3 Issued Patents**
**4 Pending**
**9+ Additional Disclosures Filed**

These patents protect and honor the ingenuity of our engineers who have worked tirelessly to bring better, faster, easier oral care to the world.

It takes a village to shake up the world. We welcome your perspective and your voice.
**Join our growing community today.**

**REASONS TO INVEST NOW**

- **GIANT MARKET NEED** - Today's brushes still require long and tedious routines most of us don't follow — which means we aren't getting the oral care we need.
- **THE RIGHT SOLUTION** - Encompass is the first true 30-second solution consumers can rely on and dental professionals can endorse.
- **EXPERIENCED LEADERSHIP** - RYCA's team has brought many products to market and is ready to make Encompass the new gold standard in oral care.
- **MASSIVE MARKET** - Our innovative product road map will allow us to participant in the entire $60B MARKET (by 2028)
- **TRACTION AND MOMENTUM** – RYCA has raised over $9 million, including a major investment from an industry leader.

Warm regards,

Ryan and the entire RYCA team

**09.10.24**

# The Reviews Are In!!!


"My whole mouth feels really clean."
User Study Participant
★★★★★
"Surprisingly comfortable."
User Study Participant
"I've fallen in love with the brush."
User Study Participant
"Oh man, that 30 seconds is nice."
User Study Participant
"You don't have to think about anything."
User Study Participant
"Feels a lot cleaner than a manual toothbrush."
User Study Participant
"Really cool to see something new and different."
User Study Participant
encompass
RYCA
INTERNATIONAL

Our user studies and bench tests results are impressive:
- 3x better clean than a manual brush—in just 30 seconds vs. 2 minutes!
- More than 80% of participants agreed/strongly agreed Encompass is comfortable and effective—and we've since improved the fit for comfort and efficacy based on the study findings!

But stats don't tell the whole story.

They don't capture the moments of trial and delight as participants see and experience Encompass for the first time. We can't wait for consumers to get their hands on Encompass and share their experiences with the world.

We hope you'll join us in providing a better, faster, easier... and yes FUNNER... way to brush. That's right. We said FUNNER!

OWN SOME OF THE FUN

REASONS TO INVEST NOW

- GIANT MARKET NEED - Today's brushes still require long and tedious routines most of us don't follow — which means we aren't getting the oral care we need.
- THE RIGHT SOLUTION - Encompass is the first true 30-second solution consumers can rely on and dental professionals can endorse.
- EXPERIENCED LEADERSHIP - RYCA's team has brought many products to market and is ready to make Encompass the new gold standard in oral care.
- MASSIVE MARKET - Our innovative product road map will allow us to participant in the entire $60B MARKET (by 2028)
- TRACTION AND MOMENTUM – RYCA has raised over $9 million, including a major investment from an industry leader.

CHECK OUT OUR NEW CAMPAIGN!

Warm regards,

Ryan and the entire RYCA team

**09.06.24**

# RYCA'S NEW START ENGINE CAMPAIGN IS NOW LIVE

Hey RYCA Community,

We're thrilled to announce our new equity crowdfunding campaign is live on Start Engine, and we're off to a great start.  Many of you are familiar with RYCA's commitment to provide better, faster, easier oral care solutions consumers need and deserve.

Our initial backers provided the spark enabling us to build and test our revolutionary Encompass brush — a true 30-second solution consumers can rely on and dental professionals can endorse.

We are now ready to work with our world-class manufacturing partners to bring Encompass to market, hopefully by late 2025, early 2026.

We warmly welcome you to check out our Start Engine campaign and join us on our mission to improve lives through effortless and effective oral care:

https://www.startengine.com/offering/ryca-international

Warm regards,

Ryan and the entire RYCA team



# REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Ryca International.

**10%** **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

### Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

### $1,000

**Tier 1 Perk**

Invest $1,000+ and receive Free Encompass Brush

### $5,000

**Tier 2 Perk**

Invest $5,000+ and receive 2 Free Encompass Brush



Select

Select

## $10,000

### Tier 3 Perk

Tier 3 Perk: Invest $10,000+ and receive 3 Free Encompass Brushes* + 5% bonus shares

Select

## $20,000

### Tier 4 Perk

Tier 4 Perk: Invest $20,000+ and receive Family Pack of Free Encompass Brushes* (up to 5) + 7% bonus shares

Select

## $50,000

### Tier 5 Perk

Tier 5 Perk: Invest $50,000+ and receive Family Pack of Free Encompass Brushes* (up to 5) + 10% bonus shares

Select

# JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



**Sandra Leigh Warlick**
7 days ago

I thought we would get 2 brushes when they are ready.
Do you know when that will be? I am looking forward t...

Show more

💬 1    ↑ 0    ⚑

**Ryan Schwartz**
3 days ago

Hi Sandra,
Thank you so much for your early support. You will ...

Show more

↑ 0    ⚑

**Oladapo Lediju**
10 days ago

**Nice concept. How can l participate in trying the brush**

💬 1    ↑ 0    ⚑

**Ryan Schwartz**
10 days ago

Hi Oladapo,
We do have a focus group that's open to our ...

Show more

↑ 0    ⚑

**W Kim Colich**
15 days ago

**Hi, I like the concept and the fact that it's patent protected.  But  why have you set your minimum ...**

Show more

💬 2    ↑ 0    ⚑

**Ryan Schwartz** ⊘
Ryca International • 15 days ago

Hi W Kim,

Thank you so much for this illuminating comment. The ...

**Show more**

 0

View 1 more reply

Show More Comments

# HOW INVESTING WORKS

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine the ability to effectively brush your teeth in less than 20 seconds. This is the Encompass Brush. There are a lot of great toothbrushes out there, but none of them eliminate the real problem with oral care.

Even when using the top tooth brushes in the market, patients still present with cavities, with gum disease and with bad breath. We've found time after time that the main problem with brushing is user error, not the toothbrush itself.

How many of us are actually brushing for the full two minutes? Applying just the right amount of pressure at the correct angle, covering all three tooth surfaces uniformly? What if you can eliminate user error? The Encompass Brush versus half your mouth at once. Eliminating user error to truly clean your teeth in less than 20 seconds. The J shape is key to the Encompass Brush. It makes the brush more comfortable and easy to use, but most importantly the J shaped brush allows us to conform to everybody's mouth.

We have a pump inside our handle that drives air to a custom design bladder. The Encompass is a game changer for the elderly, for anyone with physical disabilities, and definitely for every parent who's tried to get their kids to brush their teeth. We appreciate that others are exploring this space, but they're not putting the time and effort into really solving the design and engineering challenges required. We're building the future of oral care. An FDA cleared medical device. We've built a prototype that we know we can deliver.

When we tell you that we're going to build a brush that's going to change your life, we're going to. Our engineer today is the former engineer for Sonicare and Clarisonic. There's no one on the planet more qualified to build a sophisticated brush than our engineer. The Encompass Brush isn't going to fail because this team won't let it fail. We're not building a product. We're building a company with one mission, which is to improve lives through good oral care. We cannot wait to get this brush in your hands.

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Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

# Delaware

## The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "RYCA INTERNATIONAL, INC.",
FILED IN THIS OFFICE ON THE EIGHTH DAY OF JUNE, A.D. 2023, AT
3:15 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

4322070  8100
SR# 20232707185

Authentication: 203513607
Date: 06-08-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION**

**OF**

**RYCA INTERNATIONAL, INC.**

Ryca International, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***DGCL***"), hereby certifies that:

1. The name of the corporation is Ryca International, Inc. (the "***Corporation***"), and the Corporation was originally incorporated pursuant to the DGCL on March 22, 2007 under the name, "Ryca International, Inc.".

2. The Board of Directors of the Corporation duly adopted resolutions proposing to amend and restate the Corporation's current Certificate of Incorporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolutions set forth the proposed Amended and Restated Certificate of Incorporation attached hereto as Exhibit A (the "***Restated Certificate***").

3. The Restated Certificate was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the DGCL.

4. The Restated Certificate, which restates and integrates and further amends the provisions of the Corporation's current Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the DGCL.

5. The Restated Certificate of this corporation in hereby amended and restated in its entirety to read as set forth in the Restated Certificate.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the undersigned duly authorized officer of the Corporation on this 7th day of June, 2023.

By: ______________________
Ryan Schwartz, President



State of Delaware
Secretary of State
Division of Corporations
Delivered 03:15 PM 06/08/2023
FILED 03:15 PM 06/08/2023
SR 20232707185 - File Number 4322070

## AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

### OF

### RYCA INTERNATIONAL, INC.

**FIRST:** The name of this corporation is Ryca International, Inc. (the "***Corporation***").

**SECOND:** The address of the registered office of the Corporation in the State of Delaware is 3500 South DuPont Highway, in the City of Dover, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "***DGCL***").

**FOURTH:** The total number of shares of all classes of stock that the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***"), of which (i) 8,000,000 shares are designated "***Class A Common Stock***" and (ii) 2,000,000 shares are designated "***Class B Common Stock***".

Effective upon the filing of this Amended and Restated Certificate of Incorporation (this "***Restated Certificate***"), each one (1) share of this Corporation's Common Stock that was outstanding as of immediately prior to the time of such filing shall be reclassified into one (1) share of Class A Common Stock. The foregoing reclassification (the "***Reclassification***") shall occur without any further action required on the part of the Corporation or its stockholders, whether or not any certificates representing the stockholders' shares of Common Stock prior to the Reclassification are surrendered for cancellation. All shares of Common Stock that are to be reclassified in the Reclassification that are held by a given stockholder will be aggregated, and each holder of record of such shares shall be entitled to receive, in exchange for such shares of Common Stock, a certificate representing the aggregate number of shares of Class A Common Stock into which such shares of Common Stock were reclassified; *provided, however,* that no fractional shares shall be issued in connection with the Reclassification, and the Corporation shall pay in cash the fair market value of any remaining fractional shares, as determined in good faith by the Board, and, in each such case, no replacement certificate shall be issued.

A.    **Common Stock**. The Common Stock shall and does have the rights, preferences, powers, privileges and restrictions, qualifications and limitations set forth in this Section A of Article Fourth of this Restated Certificate.

1.    **Voting**.

1.1    **Class A Common Stock**. The Class A Common Stock shall be entitled to vote as a single class on all matters (including the election of directors) that are submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

1.2    **Class B Common Stock**. Except as otherwise required by applicable law, the Class B Common Stock shall be non-voting shares and shall not be entitled to vote on any matter. With respect to any matter on which the holders of Class B Common Stock are required to be entitled to vote under applicable law, each holder Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date.

2. **Share Dividends**. In the event that the Board of Directors of the Corporation (the "**Board**") declares dividends that are to be paid in the form of shares of Common Stock or rights to acquire shares of Common Stock, the holders of shares of Class A Common Stock shall receive shares of Class A Common Stock or rights to acquire shares of Class A Common Stock, as the case may be, and the holders of shares of Class B Common Stock shall receive shares of Class B Common Stock or rights to acquire shares of Class B Common Stock, as the case may be.

3. **Subdivision or Combinations**. If the Corporation subdivides or combines the outstanding shares of one class of Common Stock in any manner, then the outstanding shares of the other class of Common Stock shall be subdivided or combined in the same manner.

4. **Equal Status**. Except as expressly provided otherwise in this Section A of Article Fourth of this Restated Certificate, the Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

B. [**Reserved**.]

**FIFTH:** Subject to any additional vote required by this Restated Certificate or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:** Subject to any additional vote required by this Amended and Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

**SEVENTH:** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH:** Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**NINTH:** To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH:** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

**ELEVENTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or the Corporation's Restated Certificate or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

**TWELFTH:** For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Restated Certificate from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

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